Exhibit 99.1

PRESS RELEASE

FIRSTSERVICE CORPORATION ANNOUNCES US$200 MILLION BOUGHT DEAL FINANCING

TORONTO, Canada, December 2, 2019 – FirstService Corporation (TSX: FSV; NASDAQ: FSV) (“FirstService”) has announced today that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets and TD Securities Inc., under which the underwriters have agreed to buy on a bought deal basis 2,165,000 common shares (the “Common Shares”) of FirstService, at a price of US$92.50 per Common Share for gross proceeds of approximately US$200 million (the “Offering”). FirstService has granted the underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The offering is expected to close on or about December 13, 2019 and is subject to receipt of all necessary regulatory approvals.

The net proceeds of the Offering will be used to repay existing indebtedness under its revolving credit facility, which will then be available to be drawn, as required, for working capital, acquisitions and associated contingent purchase consideration and general corporate purposes.

The Common Shares will be offered by way of a short form prospectus filed in all of the provinces of Canada, excluding Quebec, and will be offered in the United States pursuant to a registration statement on Form F-10 filed under the Canada/U.S. multijurisdictional disclosure system, and on a private placement basis in certain jurisdictions outside Canada and the United States pursuant to applicable prospectus exemptions. The short form prospectus and registration statement of FirstService are subject to completion and amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective. No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About FirstService Corporation

FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential – North America’s largest manager of residential communities; and FirstService Brands – one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$2 billion in annual revenues and has approximately 22,000 employees across North America. The Common Shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”.

Forward-Looking Statements

This news release contains forward-looking information and forward-looking statements within the meaning of applicable Canadian and U.S. securities laws. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events, and includes the expected use of net proceeds and the successful completion of the Offering. FirstService believes the expectations reflected in such forward-looking information and statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information and statements should not be unduly relied upon.

Forward-looking information and statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with the ability to satisfy regulatory, regulatory and commercial closing conditions of the Offering, the uncertainty associated with accessing capital markets and the risks related to FirstService’s business, including those identified in FirstService’s annual information form for the year ended December 31, 2018 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com or as part of FirstService’s Form 40-F at www.sec.gov). Forward-looking information and statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking information and statements in this news release are qualified by these cautionary statements. Except as required by applicable law, FirstService undertakes no obligation to update any forward-looking information and statement, whether as a result of new information, future events or otherwise.

A written prospectus relating to the offering may be obtained upon request in Canada by contacting BMO Capital Markets, Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at (905) 791-3151 Ext. 4312 or by email at torbramwarehouse@datagroup.ca, or by contacting TD Securities Inc., Attention: Symcor, NPM, 1625 Tech Avenue, Mississauga, Ontario, L4W 5P5 by telephone at (289) 360-2009 or by email at sdcconfirms@td.com, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com, or by contacting TD Securities (USA) LLC, 31 W 52nd Street, New York, NY, 10019 by telephone at (212) 827-7392.

For further information, please contact:

D. Scott Patterson

President and Chief Executive Officer

Jeremy Rakusin

Chief Financial Officer

(416) 960-9500